UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

SCHEDULE 14F-1
______________________

CALDERA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-54748	20-0982060
(State or other	Commission	(IRS Employer
jurisdiction of incorporation)	file number	Identification No.)

278 DP Road, Suite D
Los Alamos, NM 87544

Registrant’s telephone number, including area code: (505) 661-2420

      INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS
INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE
COMPANY A PROXY.

*****************

CALDERA PHARMACEUTICALS, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “we”, “us” and “our” refer to Caldera Pharmaceuticals, Inc., a Delaware corporation.

This Information Statement is being mailed on or about May 21, 2013, by our company to the holders of record of our shares of common stock, par value, $0.001 per share (the “Common Stock”), as of the close of business on May 15, 2013. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this document carefully. You are not, however, required to take any action.

In April and May of this year, we sold an aggregate of 1,104,000 units at a per unit price of $2.50, each unit consisting of one share of Series B Preferred Stock (the “Series B Shares”) and a seven-year warrant to acquire one share of our Common Stock at an exercise price of $2.50 per share, to 61 accredited investors for aggregate cash proceeds of $2,760,000 pursuant to separate purchase agreements entered into with each investor (the  “Purchase Agreements”).  In addition, 150,000 units were issued to bridge note holders in exchange for $375,000 in previously issued convertible promissory notes issued between December 18, 2012 and April 2, 2013 to investors associated with Taglich Brothers, Inc. (“Taglich”). The sale was part of a private placement offering (the “Offering”) in which we offered for sale on a “best efforts–all or none” basis up to 550,000 units (gross proceeds of $1,375,000, including the principal amount of bridge notes exchanged for Units), and on a “best efforts” basis the remaining 1,450,000 units for a maximum of 2,000,000 units (gross $5,000,000).

We retained Taglich as the exclusive placement agent for the Offering and entered into a placement agent agreement (the “Placement Agent Agreement”) with them pursuant to which we agreed to pay Taglich a 9% commission from the gross proceeds of the Offering ($282,150) and reimbursed approximately $35,000 in respect of out–of-pocket expenses, FINRA filing fees and legal fees incurred by Taglich in connection with the Offering. Taglich also received warrants to purchase 125,400 shares of Common Stock, representing 10% of the shares of Common Stock into which the Series B Shares sold in the Offering are convertible (the “Placement Agent Warrants”), exercisable at $2.75 per share of Common Stock for a period of seven years.  The Placement Agent Warrants contain cashless exercise provisions and customary anti-dilution protection and registration rights. Taglich will also be entitled to receive cash compensation and warrants upon the sale of additional units in the private placement. In addition, as an advisory fee, Taglich or its designees are to receive warrants to purchase 160,000 shares of Common Stock at an exercise price of $2.75 and warrants to purchase 40,000 shares of Common Stock at an exercise price of $.01.  For a period of one year, Taglich also has the right to appoint two members of the board of directors of the Company.

Our current board of directors consists of Benjamin Warner, Edward Roffman and Jeremiel Zimmerman. The Placement Agent Agreement contemplates that upon the closing of the private placement, the size of our board of directors will be increased to five members, and Taglich will appoint two new members to the board of directors, who initially shall be Michael Taglich and Vincent Palmieri. Jeremiel Zimmerman has indicated that he will resign from the board of directors effective upon the appointment of his replacement, Mr. Clive Kabatznik. The appointment of Messrs. Kabatznik, Taglich and Palmieri and the resignation of the Jeremiel Zimmerman will constitute a change in the majority of our directors. The resignations and appointments of such directors, however, will not take effect until at least ten days after this Information Statement is filed with the Securities and Exchange Commission and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder.

We have decided to prepare and file this Information Statement in order to initiate the 10-day requirement under Rule 14(f)-1 of the Securities Exchange Act of 1934.

Change of Control of the Board

Mr. Zimmerman resigned as a director and the size of the Board has been increased to five members.  The following persons were appointed to fill the vacancies caused by such resignation and increase, such resignation and appointments to be effective ten days after the date that this Information Statement is filed with the Securities and Exchange Commission and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder:

Name	Age	Position
Clive Kabatznik	56	Director
Michael Taglich	48	Director
Vincent Palmieri	42	Director

Voting Securities

Our board of directors fixed the close of business on May 15, 2013 as the record date for determining the holders of our Common Stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 50,000,000 shares of Common Stock and 10,000,000 shares of preferred stock at a par value of $0.001 per share (the “Preferred Stock”). As of May 15, 2013, there were 4,956,270  shares of common stock issued and 4,302,270 shares of Common Stock outstanding and 8,772 shares of Series A Preferred Stock issued and outstanding and 2,097,795 shares of Series B Preferred Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders. Each share of Series A Preferred Stock entitles the holder to cast one vote for each share into which such Series A Preferred Stock could be converted and each share of Series B Preferred Stock entitles the holder to cast two votes for each share into which such Series B Preferred Stock could be converted.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND CURRENT MANAGEMENT

The following table sets forth information, as of May 15, 2013, or as otherwise set forth below, with respect to the beneficial ownership of our common stock, Series A Preferred Stock and Series B Preferred Stock: (i) all persons know to us to be the beneficial owners of more than 5% of the outstanding shares of our common stock, Series A Preferred Stock and Series B Preferred Stock; (ii) each of our current directors and our executive officer named in the Summary Compensation Table; and (iii) all of our current directors and our executive officer as a group. The address of each beneficial owner is c/o 278 DP Road, Suite D, Los Alamos, New Mexico 87544.

Name of Beneficial Owner	Voting power of securities beneficially owned		Percentage of voting power of securities beneficially Owned (1)	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percentage of Series A Preferred Stock Beneficially Owned (2)	Amount and Nature of Series B Preferred Stock Beneficially Owned		Percentage of Series B Preferred Stock Beneficially Owned (2)
Directors
Dr. Benjamin Warner	3,385,630	(3)	75.2%	-	-%	63,200		3.0%
Edward Roffman	43,750	(4)	1.0%	-	-%	-		-%
Jeremiel Zimmerman	104,000		2.4%	-	-%	-		-%

Directors as a Group (3 Persons)	3,533,380		78.1%	-	-%	63,200		3.0%

Other Holders of 5% or more of a class of stock
Joseph W and Patricia G Family Trust	336,036	(5)	7.4%	-	-%	110,723		5.3%
Joseph Abrams	452,286	(6)	9.7%	-	-%	130,723	(10)	6.2%
Michael Taglich	749,462	(7)	14.8%	-	-%	121,354		5.8%
Lovitt & Hannan – Salary Deferral Plan	8,985	(8)	*	8,772	100.0%	-		-
J. Thomas Hannan	9,985	(9)	*	8,772	100.0%	-		-

*Less than 1%

(1)	Based on 4,302,270 shares of Common Stock issued and outstanding on May 15, 2013.

(2)	Based on 8,772 shares of Series A Preferred Stock outstanding and 2,097,795 shares of Series B Preferred Stock outstanding on May 15, 2013.

(3)
The share ownership includes, 3,187,945 shares of Common Stock, 63,200 Series B Preferred Stock that are convertible into 63,200 shares of Common Stock and warrants to purchase 25,035 shares of common stock. The shares of Series B Preferred Stock and the warrants are held jointly by Dr. Warner and his wife, Ellen McBee. In March 2013 Dr. Warner was issued options exercisable for 185,000 shares of Common Stock. Includes 15,417 shares underlying such options that have already vested and 30,833 shares underlying such options that will vest in the next 60 days. Also includes an additional 63,200 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(4)
The share ownership includes 20,000 shares of Common Stock.  On May 1, 2012, Mr. Roffman was issued options exercisable for 30,000 shares of common stock, of which 7,500 vested immediately upon grant and 1,250 vest monthly so long as he remains a director.  Includes 21,250 shares underlying such options that have already vested and 2,500 shares underlying such options that will vest within the next 60 days.

(5)
The share ownership includes 70,730 shares of Common Stock, 110,723 shares of Series B Preferred Stock that are convertible into 110,723 shares of common stock and warrants to purchase 43,860 shares of Common Stock. Mr. Abrams has the sole voting and dispositive power with respect to these securities.  Also includes an additional 110,723 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each series B share issued.

(6)
The share ownership includes, 70,730 shares of Common Stock, 110,723 shares of Series B Preferred Stock that are convertible into 110,723 shares of Common Stock and warrants to purchase 43,860 shares of Common Stock, owned by the Joseph W and Patricia G Family Trust and all included in (5) above. Mr. Abrams has the sole voting and dispositive power with respect to these securities. Mr. Abrams was issued options exercisable for 105,000 shares of Common Stock. Includes 8,750 shares underlying such options that have already vested and 17,500 shares underlying such options that will vest in the next 60 days. Includes a $50,000 bridge note convertible into 20,000 Series B Preferred units consisting of 20,000 series B Preferred shares that are convertible into 20,000 shares of Common Stock, and 20,000 warrants to purchase shares of Common Stock. In addition to this, the bridge note included a separate warrant to purchase 30,000 shares of Common Stock. Also includes an additional 130,723 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(7)
The share ownership includes, 41,354 shares of Series B Preferred stock, convertible into 41,354 shares of Common Stock, warrants to purchase 101,354 shares of Common Stock,  issued in conjunction with bridge notes and the Series B Preferred Stock. Also includes 325,400 warrants to purchase shares of Common Stock issued to Taglich Brothers as Placement agent and advisory fees, Mr. Taglich has sole dispositive powers with respect to these warrants. Also includes 20,000 Series B Preferred Stock, convertible into 20,000 shares of Common Stock and 20,000 warrants to purchase shares of Common Stock issued in conjunction with the Series B Stock to the Michael and Claudia Taglich joint tenants with rights of survivorship brokerage account. Also includes 60,000 Series B Preferred Stock convertible into 60,000 shares of Common Stock and 60,000 warrants to purchase shares of Common Stock issued to the Taglich/Kent partnership over which Michael Taglich has Power of Attorney. Also includes an additional 121,354 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(8)
The share ownership includes, 213 shares of Common Stock and 8,772 Series A Preferred Stock that are convertible into 8,772 shares of Common Stock. Mr. Hannan has sole voting and dispositive powers with respect to these securities.

(9)
The share ownership includes 213 shares of Common Stock and 8,772 shares of Series A Preferred Stock that are convertible into 8,772 shares of Common Stock held in the Lovitt & Hannan Salary Deferral Plan. Mr. Hannan has sole voting and dispositive powers with respect to these shares. Also includes 1,000 shares of Common stock owned by Mr. Hannan.

(10)	Includes 20,000 shares of Series B Preferred stock to be issued upon conversion of outstanding notes.

SECURITY OWNERSHIP OF PROPOSED MANAGEMENT

The following table sets forth information, as of May 15, 2013, or as otherwise set forth below, with respect to the beneficial ownership of our Common Stock, Series A Preferred Stock and Series B Preferred Stock of (i) each of our proposed directors and the executive officers and (ii) all of our proposed directors and the executive officers as a group. The address of each beneficial owner is c/o 278 DP Road, Suite D, Los Alamos, New Mexico 87544.

Name of Beneficial Owner	Voting power of securities beneficially owned		Percentage of voting power of securities beneficially Owned (1)	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percentage of Series A Preferred Stock Beneficially Owned (2)	Amount and Nature of Series B Preferred Stock Beneficially Owned		Percentage of Series B Preferred Stock Beneficially Owned (2)
Dr. Benjamin Warner	3,385,630	(3)	75.2%	-	-%	63,200		3.0%
Edward Roffman	43,750	(4)	1.0%	-	-%	-		-%
Michael Taglich	749,462	(5)	14.8%	-	-%	121,354		5.8%
Clive Kabatznik	227,500	(6)	5.1%	-	-%	20,000	(8)	*
Vincent Palmieri	137,211	(7)	3.1%	-	-%	30,737		1.5%

Directors as a Group (5 Persons)	4,543,553		82.0%	-	-%	235,291		11.1%

*Less than 1%

(1)	Based on 4,302,270 shares of Common Stock issued and outstanding on May 15, 2013.

(2)	Based on 8,772 shares of Series A Preferred Stock outstanding and 2,097,795 shares of Series B Preferred Stock outstanding on May 15, 2013

(3)
The share ownership includes, 3,187,945 shares of Common Stock, 63,200 Series B Preferred Stock that are convertible into 63,200 shares of Common Stock and warrants to purchase 25,035 shares of common stock. The shares of Series B Preferred Stock and the warrants are held jointly by Dr. Warner and his wife, Ellen McBee. In March 2013 Dr. Warner was issued options exercisable for 185,000 shares of Common Stock. Includes 15,417 shares underlying such options that have already vested and 30,833 shares underlying such options that will vest in the next 60 days. Also includes an additional 63,200 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(4)
The share ownership includes 20,000 shares of Common Stock.  On May 1, 2012, Mr. Roffman was issued options exercisable for 30,000 shares of common stock, of which 7,500 vested immediately upon grant and 1,250 vest monthly so long as he remains a director.  Includes 21,250 shares underlying such options that have already vested and 2,500 shares underlying such options that will vest within the next 60 days.

(5)
The share ownership includes, 41,354 shares of Series B Preferred stock convertible into 41,354 shares of Common Stock, warrants to purchase 101,354 shares of Common Stock issued in conjunction with the bridge notes and Series B Preferred Stock. Also includes 325,400 warrants to purchase shares of Common Stock issued to Taglich Brothers as Placement agent and advisory fees, Mr. Taglich has sole dispositive powers with respect to these warrants. Also includes 20,000 Series B Preferred Stock, convertible into 20,000 shares of Common Stock and 20,000 warrants to purchase shares of Common Stock issued in conjunction with the Series B Stock to the Michael and Claudia Taglich joint tenants with rights of survivorship brokerage account. Also includes 60,000 Series B Preferred Stock convertible into 60,000 shares of Common Stock and 60,000 warrants to purchase shares of Common Stock issued to the Taglich/Kent partnership over which Michael Taglich has Power of Attorney. Also includes an additional 121,354 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(6)
The share ownership includes, 100,000 shares of Common Stock and options to purchase 150,000 shares of Common stock of which 12,500 have already vested and 25,000 will vest within the next 60 days, owned by First South Africa Management over which Mr. Kabatznik has sole voting and dispositive power with respect to these securities. Also includes a $50,000 bridge note convertible into 20,000 Series B Preferred units consisting of 20,000 series B Preferred shares that are convertible into 20,000 shares of Common Stock, and 20,000 warrants to purchase shares of Common Stock. In addition to this, the bridge note included a separate warrant to purchase 30,000 shares of Common Stock. Also includes an additional 20,000 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(7)
The share ownership includes, 30,737 Series B Preferred stock convertible into 30,737 shares of Common Stock, warrants to purchase 75,737 shares of Common Stock issued in conjunction with bridge notes and the Series B Preferred Stock. Also includes an additional 30,737 voting rights in terms of the Series B shares which have a 2 for 1 voting right for each Series B share issued.

(8)	Includes 20,000 shares of Series B Preferred stock to be issued upon conversion of outstanding notes.

Changes to the Board of Directors

We anticipate there will be a change in the majority of our directors upon the of the 10 day requirement under Rule 14(f)-1 of the Securities Exchange Act of 1934 due to the resignation of Jeremiel Zimmerman and appointment of Messrs Kabatznik, Taglich and Palmieri. Following the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, our company anticipates that our board of directors will be comprised of Benjamin Warner, Edward Roffman, Clive Kabatznik, Michael Taglich and Vincent Palmieri.

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and officers:

Name and Address	Position Held	Age	Date First Appointed
Benjamin Warner	President, Chief Executive Officer and Chairman	44	2003
Edward Roffman	Director	63	2011

Jeremiel Zimmerman	Director	63	2005

Dr. Benjamin Warner - President, Chief Executive Officer, Treasurer and Director

Since its incorporation in 2003, Dr. Warner has served as the Company’s President, Chief Executive Officer, Treasurer and a director. Before founding the Company, Dr. Warner worked in technology development, patenting, and marketing at the Los Alamos National Laboratory and in the development of “dual use” government/commercial technologies. Dr. Warner has co-developed technologies that have led to the formation of several technology companies. Dr. Warner holds a Ph.D. in Chemistry from MIT and a BS from the University of the South. Dr. Warner is the co-inventor on 30+ patents/pending patents.   After MIT, Dr. Warner joined Los Alamos National Laboratory where he held the position of Project Leader for National Security Programs from 2000 until 2004.

Dr. Warner has won numerous awards from Los Alamos National Laboratory for his commercialization and patenting work, including the Distinguished Licensing Award, the Distinguished Entrepreneurial Award, the Distinguished Patent Award, and the Federal Laboratory Consortium Distinguished Service Award. Jointly with LANL, Caldera Pharmaceuticals won the 2007 Federal Laboratory Consortium Award for Excellence in Technology Transfer and an R&D100 Award. Caldera has won multiple Technology Ventures Corporation awards for top technology companies in New Mexico.

Dr. Warner has been associated with the Company since its inception and brings to the board extensive knowledge about our business operations and in particular our licenses and products.     Having developed our technology Dr. Warner brings to the board significant strategic, business and financial experience related to the business and financial issues facing pharmaceutical companies and particularly our company. Dr. Warner has a broad understanding of the operational, financial and strategic issues facing pharmaceutical companies.

 Ed Roffman, Director

Mr. Roffman has been a director since December 2011. Since April 2006, Mr. Roffman has consulted with various early stage high technology companies. During this time, consulting projects have included the part-time Chief Financial Officer of Alphabird, Inc. (since January 2011) (Alphabird is in the online video advertising business), the part-time Chief Financial Officer of Public Media Works, Inc. (October 2010 to October 2011) (Public Media Works was in the video rental business) and from January 2008 to December 2009, Mr. Roffman was the part-time Chief Financial Officer of Cryptic Studios, a developer of massively multiplayer video games.  Mr. Roffman   served as Chief Financial Officer of Red Mile Entertainment, Inc. from January 2005 until April 2006 and at Fluent Entertainment, Inc. from February 2003 to December 2004. Both companies are consumer software developers and publishers. Mr. Roffman has also been a principal of Creekside, LLC, a consulting firm which specializes in the software, internet and consumer products industries. From August 1995 to January 1999, Mr. Roffman served as Chief Financial Officer and Chief Operating Officer at Palladium Interactive, Inc., a consumer software company. Mr. Roffman served on the board and audit committee of Silverstar Holdings (NASDAQ: SSTR) a publisher and developer of interactive entertainment software and Adex Media (NASDAQ: ADXM) an Internet marketing and lead generation publisher and developer, manufacturer, and marketer of consumer products and Westinghouse Solar, Inc., (formerly Akeena Solar), a designer and distributor of solar modules (NASDAQ).  Mr. Roffman is a CPA with over 30 years of experience in accounting and finance. Mr. Roffman earned a BBA in accounting from Temple University.

Mr. Roffman’s achievements in financial and accounting matters, his overall business understanding, as well as his familiarity and knowledge regarding public companies and corporate governance issues that public companies face make him an ideal board candidate.

Jeremiel Zimmerman – Director

Mr. Zimmerman co-founded Caldera and has been a director since August 2005. Mr. Zimmerman has been a commodity trading advisor and a drafter of newsletter regarding commodities and other securities since 1991. He currently prepares for AMMO Trading Group a news letter with a daily analysis of the e-Mini S&P in addition to hosting an Internet discussion group regarding commodity futures trading.  He is registered as a Series 3 broker with the NFA.

Mr. Zimmerman’s understanding of the financial markets as well as his overall business understanding make him an attractive board member.

Two of our directors, Dr. Benjamin Warner and Jeremiel Zimmerman, are first cousins, once removed

Proposed Directors and Executive Officers

The following table sets forth information regarding the proposed directors and officers of our company:

Name and Address	Proposed Position	Age
Benjamin Warner	President, Chief Executive Officer, and Chairman	44
Edward Roffman	Director	63
Clive Kabatznik	Director	56
Michael Taglich	Director	48
Vincent Palmieri	Director	42

The following is a brief account of the education and business experience of the proposed directors and executive officers assuming the closing of the Stock Purchase Agreement- during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Proposed Directors

The size of the board will be increased to five members after the Initial Closing and there will be a change in the majority of the Company’s board of directors due to the proposed resignation of Jeremiah Zimmerman and the election of Mr. Michael Taglich, Mr. Vincent Palmieri and Mr. Clive Kabatznik to the Board.  For a period of one year from the closing of the Offering, the Placement Agent will receive the right, to appoint two directors to the board of directors of the Company, which directors shall initially be Mr. Michael Taglich and Mr. Vincent Palmieri, and the right to approve any director that replaces Mr. Clive Kabatznik. A Placement Agent nominee will be a member of the Company’s Audit and Compensation Committee. The Placement Agent is also entitled to appoint a board observer at any time that ten percent (10%) of the Series B Shares are outstanding.  The holders of Series B Preferred will not have the right to nominate or vote separately for directors.

The following is a brief account of the education and business experience of the three proposed new directors.

Michael Taglich

Mr. Taglich, age 48, is Chairman of the Board and President of Taglich Brothers, Inc., a New York City based securities firm. From 1987 to 1992, Mr. Taglich served as a Vice President at Weatherly Securities. He brings a broad depth and breadth of capital and business background to the Board of Directors of the Company, with extensive experience in exit strategies. Mr. Taglich is also currently Chairman of the Board of SCOLR Pharma Inc, a publicly traded pharmaceutical company, and Air Industries, Inc., a manufacturer of precision aerospace components.  He also serves as a Director of Autonet Mobile, Inc. Mr. Taglich holds a B.S. degree in General and International Business from New York University and holds Series 27 and Series 7 security licenses.

Mr. Taglich’s capital and business background, his overall business understanding, as well as his familiarity and his service on public company boards provide him with the knowledge regarding public companies and corporate governance issues that public companies face make him an attractive board candidate.

Vincent Palmieri

Mr. Palmieri, age 42, is a Vice President of Taglich Brothers, Inc. and specializes in sourcing, evaluating, and executing new investments as well as monitoring existing investments in small public and private companies. Mr. Palmieri received a Bachelor of Science in Accounting from the Pennsylvania State University and an MBA from the Stern School of Business at New York University.

Mr. Palmieri’s achievements in financial and accounting matters, his overall business understanding, as well as his familiarity and knowledge regarding public companies and corporate governance issues that public companies face make him an ideal board candidate.

Clive Kabatznik

Mr. Kabatznik, age 56, currently serves as the President of First South Africa Management, a company that he founded that has been engaged in management consultancy services since January 2006.  From 2005 until the present, Mr. Kabatznik has served as a director of Director Strategy First, Inc., a Montreal based digital publisher and distributor of video games.  From 2009 until 2010, he was the operating manager of New Bedford Media LLC, a company he co-founded which focuses on the acquisition and operation of digital media companies.  Mr. Kabatznik also currently serves as a member of the board of directors of Code and Theory LLC, a New York based digital advertising company focusing on strategic brand building campaigns in the consumer goods, fashion and publishing industries.  From 1995 until 2009, he served as Chief Executive Officer of Silverstar Holdings, a United States publicly listed company that he founded that was established to acquire, own and operate companies, with an emphasis on businesses which stand to benefit from new Internet and technology-based platforms.  Prior to 1995, Mr. Kabatznik was engaged in investment banking. Mr. Kabatznik has served as President of Colonial Capital, Inc., a Miami-based investment banking company that specializes in advising middle market companies in areas concerning mergers, acquisitions, private and public agency funding and debt placements.

Mr. Kabatznik’s business experience with small public companies, his achievements in the financial industry and his overall business understanding make him a desirable board candidate.

Legal Proceedings

No director, officer, affiliate of the company of record or beneficial holder of more than five percent of any class of securities is a party adverse to the company of has a material interest adverse to the company.

Family Relationships

There are no family relationships between any of our directors and officers other than Mr. Warner and Mr. Zimmerman who are cousins.

Involvement in Certain Legal Proceedings

Other than as discussed below, none of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, Federal or State authority, or the Commodity Futures Trading Commission, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission, self regulatory organization or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Corporate Governance

All proceedings of our board of directors during the year ended December 31, 2012 were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Delaware and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

We currently have one person serving as our Chairman of the board and our President, Chief Executive Officer, Secretary and Treasurer. We do not have a formal policy on whether the same person should (or should not) serve as both the Chief Executive Officer and a board member. Due to the size of our company, we believe that this structure is appropriate. Our current structure is operating effectively to foster productive, timely and efficient communication among the directors and management. There are complete and open lines of communication with the management and independent director.

Our board of directors has an active role in overseeing management of our company’s risks. Our board regularly reviews information regarding our company’s strategy, finances and operations, as well as the risks associated with each. Our board is responsible for oversight of our company’s risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our board undertakes, at least annually, a review to evaluate these risks.

Our board of directors has determined that Mr. Roffman would be deemed to be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Exchange Act of 1934 if we were to have an audit committee.  Although our common stock is not listed on any national securities exchange, for purposes of independence we use the definition of independence applied by The NASDAQ Stock Market.  The board has determined that with respect to our current board, Mr. Roffman and Mr. Zimmerman are “independent” in accordance with such definition and with respect to our proposed board Messrs, Mr. Roffman is independent in accordance with such definition.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to Benjamin Warner, at the address appearing on the first page of this Information Statement.

Transactions with Related Persons, Promoters and Certain Control Persons

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.
any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

In connection with the closing of our private placement, we entered into the Placement Agent Agreement with Taglich pursuant to which we agreed to pay Taglich a 9% commission from the gross proceeds of the Offering ($282,150) and reimbursed approximately $35,000 in respect of out of pocket expenses, FINRA filing fees and related legal fees incurred by Taglich in connection with the Offering. Taglich also received warrants to purchase 125,400 shares of Common Stock, representing 10% of the shares of Common Stock into which the Series B Preferred Shares sold in the Offering are convertible (the “Placement Agent Warrants”), exercisable at $2.75 per share of Common Stock for a period of seven years.  The Placement Agent Warrants contain cashless exercise provisions and customary anti-dilution protection and registration rights.  Taglich will also be entitled to receive cash compensation and warrants upon the sale of additional units in the private placement. In addition, as an advisory fee, Taglich or its designees will receive warrants to purchase 160,000 shares of Common Stock at an exercise price of $2.75 and warrants to purchase 40,000 shares of Common Stock at an exercise price of $.01.  For a period of one year, Taglich also has the right to appoint two members of the Board of Directors of the Company. Mr. Kabatznik, serves as the President of First South Africa Management, a company that has provided consulting services to us. During the year ended December 31, 2012 we paid $172,500 to First South Africa Management for consulting services.  We currently have an agreement with First South Africa Management, for the provision of consulting services for a monthly fee of $15,000.

Compliance With Section 16(A) Of The Securities Exchange Act Of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Executive Compensation

The following table sets forth all compensation awarded, earned or paid for services rendered to our principal executive officer, principal financial officer and each executive officer whose compensation exceeded $100,000 during each of the fiscal years ended December 31, 2012 and 2011.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1)(2)	Total ($)
Dr. Benjamin Warner, President and Chief Executive Officer	2012 2011	207,125 199,700	- -	- -	- -	- -	18,164 24.196	225,288 223,896

Lori Peterson Chief Operating Officer*	2012 2011	- 144,000	-	-	-	-	- 12,319	- 155,219

*Lori Peterson resigned as Chief Operating Officer in November 2011.
(1) All Other Compensation for the year ended December 31, 2012 for Dr. Benjamin Warner includes $11,950 for health care and $6,214 for contributions to his 401(K) plan. All Other Compensation for the year ended December 31, 2011 for Dr. Benjamin Warner includes $14,502 for health care, $5,991 for contributions to his 401(K) plan, and $3,703 for cell phone reimbursement.
(2) All Other Compensation for the year ended December 31, 2011 for Lori Peterson includes $8,110 for health care, $3,850 for contributions to her 401(K) plan and $360 for cell phone reimbursement.

Outstanding Equity Awards at Fiscal Year End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Dr. Benjamin Warner	-	-	-	-	-	-	-	-	-

Lori Peterson	50,000	-	-	5.71	8/16	-	-	-	-
	220,000			1.10	2/21

Employment Agreements

Effective March 15, 2013, the Company entered into a five year employment agreement with Dr. Warner to continue to serve as the Company’s Chief Executive Officer and President (the “Employment Agreement”). The Employment Agreement replaces his prior agreement. Pursuant to the Employment Agreement, Dr. Warner will be entitled to an annual base salary of $250,000 and will be eligible for discretionary performance and transactional bonus payments as well as certain other specified benefits. Additionally, Dr. Warner was granted options to purchase 185,000 shares of the Company’s common stock with an exercise price equal to $1.50 per share. These options will vest pro rata, on a monthly basis over twelve months, with 15,417 vesting each month commencing April 1, 2013. The Employment Agreement also includes confidentiality obligations and inventions assignments by Dr. Warner.

If Dr. Warner’s employment is terminated for any reason, he or his estate as the case may be, will be entitled to receive the accrued base salary, vacation pay, expense reimbursement and any other entitlements accrued by him to the extent not previously paid (the “Accrued Obligations”); provided, however, that if his employment is terminated: (1) by the Company without Just Cause (as defined in the Employment Agreement) or by Dr. Warner for Good Reason (as defined in the Employment Agreement) then in addition to paying the Accrued Obligations, (x) the Company shall continue to pay his then current base salary and continue to provide benefits at least equal to those which were provided at the time of termination for the longer of the remaining term of the Employment Agreement or one year and (y) he shall have the right to exercise any vested options until the earlier of the expiration of the severance or the expiration of the term of the option, or (2) by reason of his death, then in addition to paying the Accrued Obligations, he would have the right to exercise any vested options until the expiration of the term of the option.

Compensation of Directors

The table below summarizes all compensation of our directors for the year ended December 31, 2012.

DIRECTOR COMPENSATION*
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Dr. Benjamin Warner	0	0	0	0	0	0	0

Edward Roffman	0	0		0	0	0	0

Jeremiel Zimmerman	0	0	0	0	0	0	0

* Does not include compensation received for services provided as executive officers

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No vote or other action is being requested of our company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Caldera Pharmaceuticals, Inc. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CALDERA PHARMACEUTICALS, INC.

DATED: May 16, 2013	By:	/s/ Benjamin Warner
Benjamin Warner
President, Chief Executive Officer, and Chairman of the Board